Exhibit (a)(5)(J)

Michael K. Jeanes, Clerk of Court *** Electronically Filed *** Danielle Welborn Filing ID 1294285 5/21/2012 3:21:00 PM

BONNETT FAIRBOURN FRIEDMAN

& BALINT, P.C.

Andrew S. Friedman (AZ 005425)

afriedman@bffb.com

Kimberly C. Page (AZ 022631)

kpage@bffb.com

2901 North Central Avenue, Suite 1000

Phoenix, Arizona 85012

Telephone: 602/274-1100

Facsimile: 602/274-1199

WOLF HALDENSTEIN ADLER

FREEMAN & HERZ LLP

FRANCIS M. GREGOREK

BETSY C. MANIFOLD

RACHELE R. RICKERT

PATRICK H. MORAN

750 B Street, Suite 2770

San Diego, CA 92101

Telephone: 619/239-4599

Facsimile: 619/234-4599

gregorek@whafh.com

manifold@whafh.coom

rickert@whafh.com

moran@whafh.com

Attorneys for Plaintiff Sanjay Israni

[Additional Counsel Appear On Signature Page]

IN THE SUPERIOR COURT OF THE STATE OF ARIZONA

IN AND FOR THE COUNTY OF MARICOPA

SANJAY ISRANI, on Behalf of Himself and All	)	Case No. CV2012-007538
Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
	)	FIRST AMENDED CLASS ACTION
v.	)	COMPLAINT
)
P.F. CHANG’S CHINA BISTRO, INC., RICHARD	)	JURY TRIAL DEMANDED
L. FEDERICO, R. MICHAEL WELBORN,	)
ROBERT T. VIVIAN, F. LANE CARDWELL, Jr.,	)
JAMES G. SHENNAN, Jr., KERRII B.	)
ANDERSON, LESLEY H. HOWE, DAWN E.	)
HUDSON, M. ANN RHOADES, KENNETH J.	)
WESSELS and CENTERBRIDGE PARTNERS,	)
L.P.,	)
)
Defendants.	)

Plaintiff, as and for his First Amended Class Action Complaint for injunctive relief, alleges on information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available news sources, such as newspaper articles, as follows:

I.	NATURE OF THE ACTION

1. This is a shareholder action brought individually and as a class action on behalf of all persons, other than Defendants, who own the common stock of P.F. Chang’s China Bistro, Inc. (“PFCB” or the “Company”) to enjoin the proposed acquisition of PFCB by Centerbridge Partners, L.P. (“Centerbridge”), as detailed herein.

2. PFCB owns and operates restaurants in the United States and abroad that center around two primary restaurant concepts: P.F. Chang’s China Bistro and Pei Wei Asian Diner. As of January 2, 2011, it owned and operated 201 full service Bistro restaurants and 168 quick casual Pei Wei restaurants; and operated seven (7) Bistro restaurants in Mexico and the Middle East pursuant to development and licensing agreements. The Company was founded in 1996 and is based in Scottsdale, Arizona.

3. As recently as December of 2010, PFCB was trading at around $53.00 per share and seemed to be heading even higher based on strong fundamentals. However, that climb was cut short by a number of disappointing earnings announcements and strategic challenges. For example, starting in April of 2011, PFCB announced that the company had less than expected earnings and the stock lost over 10% of its value. Similarly, in July of 2011, PFCB announced earnings of $0.40 per share versus expected earnings of $0.55 per share, causing the Company’s stock to lose over 25% of its value in the space of just a few days. At the time, these disappointing earnings misses were attributed by management to slow customer traffic at the Company’s restaurants. However, the downturn was precipitated by a poor decision by management, which saw the Company raising prices by 1% to 3% across the board; such action at a time of economic and consumer instability had the predictable result of slowing traffic and driving down earnings. It was in the midst of this turmoil and poor earnings news that the Company first began talking with private equity firms, including Centerbridge who were interested in capitalizing on the undervalued nature of PFCB’s stock during that period in time.

4. Nonetheless, despite a few quarters of disappointing growth, it looked as though PFCB had turned a corner and was on the rebound. Between November of 2011 and April of 2012, PFCB’s stock price had recovered approximately 30% of its value and was poised to further improve. For example, in December of 2011, a number of analysts were very optimistic about the Company’s prospects in the near future, calling PFCB a “depressed stock that ha[d] hit a support level and may be good for a short-term rebound.” Van Meerten, Jim, P.F. Chang’s on the Rebound, SeekingAlpha.com (Dec. 27, 2011).

5. The upward trend was bolstered when PFCB announced its earnings for the fourth quarter of 2011, included in the Company’s annual report. Among other things, the Company announced that it was boosting promotions and adding new menu items, in order to increase customer traffic. Also, the Company announced positive news regarding earnings for 2012, including solid earnings and an increase in the very-important “comparative-store sales” numbers. So interested in this news was the market that, even though earnings per share for the fourth quarter were below estimates, the stock price still rose on the news.

6. Nonetheless, this upward momentum was cut short by the announcement of the Proposed Acquisition. Indeed, the Proposed Acquisition was announced on the same day as the

Company’s first quarter 2012 earnings, effectively capping any further share price hike which would have resulted from the Company meeting (or in fact beating) Wall Street estimates for the quarter. In fact, if one-time professional fees, non-cash compensation are corrected for, PFCB would have reported net income per share of approximately $0.39 per share, compared to estimates of $0.22 to $0.45 per share ($0.36 consensus).

7. The Company announced on May 1, 2012, that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby Centerbridge agreed to acquire each outstanding share of PFCB common stock in exchange for $51.50 in cash, in a transaction that valued the Company at $1.1 billion (the “Proposed Acquisition”). The Proposed Acquisition is a ‘dual-track tender offer,’ intended to render the consummation of the merger a fait accompli. The first “track” of the offer is a tender offer, with a “top-up” option, which allows Centerbridge to purchase additional shares necessary to complete a short-form merger in the event that shareholders do not tender enough stock. The second “track” of the Proposed Acquisition is a fallback plan, which allows for a traditional merger vote in the event that the tender offer fails. This unusual structure gives shareholders an incentive to tender their shares early, given that it is unlikely the Proposed Acquisition will fail to be consummated—especially in light of the fact that the only a simple majority of shares is required in the second “track” and a good portion of these shares are owned by the Company, Centerview and various insiders and related parties.1

8. The Proposed Acquisition takes place at a time when PFCB should be focused on further bolstering shareholder value, not capping it by agreeing to an opportunistic takeover by private equity. For the past year, shareholders have stood by while poor forecasting by management has caused the per share price to drop precipitously. Just when this trend was

[1]

In conjunction with the “dual-track” structure of the Proposed Acquisition, PFCB has filed both a proxy statement and a recommendation statement with the SEC on May 5th and 15th respectively. See P.F. Chang’s China Bistro, Inc., Information Required in proxy Statement Schedule 14A Information (Schedule 14A) (May 15, 2012) (the “Proxy”), and P.F. Chang’s China Bistro, Inc., Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934 (Schedule 14D-9) (May 15, 2012) (“Recommendation Statement”).

reversing itself and PFCB was almost back to the 2011 share price of $53.00 per share, that trend was cut short.

9. At $51.50 per share PFCB is undervalued and represents a discount to market value based on any reasonable metric. Among other things: (1) the Company had negligible debt; (2) the Company is extremely cash rich, with about $34 million (5.5% of market capitalization) in net cash on hand; (3) PFCB has generated an average of $83 million in free cash flows over the past few years; and (4) management has been actively repurchasing shares in the Company. Moreover, the stock is still recovering from an announcement made in the second quarter of 2011, when PFCB spooked the market by commenting on weak metrics in the all-important comparable store sales category, a stigma that carried through until the recent spate of good news.

10. Moreover, due to recent changes in PFCB’s Amended & Restated 2006 Equity Incentive Plan (“Amended Incentive Plan”), members of the Board and management stand to profit mightily from the consummation of the Proposed Acquisition. According to the Amended Incentive Plan, the surviving entity “may either assume the Company’s rights and obligations under the outstanding awards or substitute substantially equivalent awards for such corporation’s stock.” In addition, the Board has the right to sua sponte accelerate grant awards in the event of a change in control, such as the Proposed Acquisition. All of these provisions serve as a powerful incentive for the Board to approve a sale of the company to an entity willing to provide such benefits, like Centerbridge. For example, Defendant Federico stands to make over $6.6 million, with other executives likewise standing to make millions, as the “Equity” portion of the following table sets forth:

Golden Parachute Compensation

Name	Cash ($)(1)	Equity($)(2)	Pension NQDC($)	Perquisites Benefits ($)(3)	Tax Reimbursement ($)(4)	Total($)
Richard L. Federico	2,785,120	6,625,619	0	23,744	0	9,434,483
R. Michael Welborn	1,235,200	4,172,723	0	26,692	486,324	5,920,939
Mark D. Mumford	1,104,000	2,311,289	0	23,744	411,623	3,850,673
Kevin C. Moylan	960,000	1,616,838	0	5,835	0	2,582,673
F. Lane Cardwell, Jr.	1,120,000	1,112,026	198	12,159	0	2,244,383
Nancy F. Mailhot	1,140,833	1,644,416	750	31,302	0	2,817,301

Absent a going-private acquisition, like the Proposed Acquisition, it would be legally and economically impossible for the Board and/or management to gain liquidity through a sale of their shares on the open market. Thus, the Proposed Acquisition serves the dual purpose of immediately vesting all benefits and allowing the Board and management to liquidate the entirety of their stock holdings—as such it represents a significant windfall.

11. Moreover, the Proposed Acquisition suffers from a number of serious and debilitating infirmities, any one of which would constitute a breach of fiduciary duty. First, as the Proxy reveals, contrary to applicable Delaware law, an auction was never conducted and parties expressing an interest in pursuing a transaction with PFCB were continually misled and informed that the Company was “not for sale,” when in reality the sales process had been under way for some time. Second, various bidders were simply ignored when they expressed an interest in purchasing part or all of the Company in favor of buyers that the Special Committee and Board considered more beneficial to their interests, such as Centerbridge. Finally, the conclusion of the bidding process was cut short, due to the Board’s intention to complete a sale of the Company before positive earnings numbers would put a buyout out of the range of private equity buyers, such as Centerbridge.

12. Moreover, in order to protect the Proposed Acquisition from any competition, the Special Committee agreed to a number of ‘deal protection’ devices intended to scare away potential rival bidders. While the Merger Agreement provides for an extremely attenuated “go- shop” period—just thirty (30) days—it is highly unlikely that any serious bidder could complete the due diligence necessary to put together an intelligent offer for the Company in that amount of time. As illustration, the Proxy relates that it took Centerview over eight (8) months to put together the information necessary to come up with its’ $51.50 bid. Moreover, following the expiration of the 20-day go-shop period, the Company must “immediately cease and cause to be terminated all discussions or negotiations with any person previously conducted with respect to any Acquisition Proposal and request any such person promptly return or destroy all confidential information concerning the Company and any subsidiary of the Company.” Proxy at 96. Additionally, the Merger Agreement contains additional deal protections, such as: (a) a $36,528,000 termination fee if the Proposed Acquisition is not completed following the end of the go-shop period; (b) the immediate vesting of all options and restricted stock units (“RSUs”) upon consummation of the Proposed Acquisition; (c) a guarantee that all PFCB employees will be provided with the same benefits and paid at least the same amount of money for the year following the Proposed Acquisition; (d) a “no-shop/no-talk” clause which prohibits the solicitation of an offer in any way following the close of the “go-shop” period; and (a) a matching rights provision which requires that Centerbridge be given the opportunity to view the terms of any competing offer and attempt to match that offer within three (3) days.

13. Finally, the Proxy and Recommendation Statement both filed with the SEC attempt to encourage shareholder support of the Proposed Acquisition while misstating and/or omitting certain material information. The correction of the material misstatements, described in more detail at ¶¶ 77-82 infra, take on enhanced importance in this case, due to the fact that the only option shareholders have—absent Court intervention—is to choose to exercise their appraisal right under § 262 of the Delaware’s General Corporation Law. However, without receiving all material information concerning the Proposed Acquisition, shareholders will be unable to make an intelligent decision on whether to seek appraisal or not.

14. Because the Defendants have—and continue to—breach their fiduciary duties to PFCB’s shareholders by agreeing to the terms of the Proposed Acquisition, injunctive relief is appropriate to halt the Proposed Acquisition until corrective measures can be employed to ensure that Defendants have complied with their duties to the PFCB shareholders.

II.	THE PARTIES

15. Plaintiff Sanjay Israni is, and at all times relevant hereto has been, a stockholder of the Company.

16. Defendant P.F. Chang’s China Bistro, Inc. is a corporation organized and existing under the laws of the State of Delaware. PFCB maintains its principal offices at 7676 E. Pinnacle Peak Rd., Scottsdale, Arizona 85255. Incorporated in January 1996, PFCB operates in the United States food-service industry. The Company operates in two segments: P.F. Chang’s China Bistro (Bistro) and Pei Wei Asian Diner (Pei Wei). As of January 1, 2012, the Company owned and operated 204 full service Bistro restaurants and owned and operated 170 quick-casual Pei Wei restaurants. It owns and operates two restaurant concepts in the Asian niche. As of January 1, 2012, 15 Bistro restaurants were opened in Mexico, the Middle East and Puerto Rico and one international Pei Wei restaurant was opened in Mexico, all operating under development and licensing agreements. Subsequent to the year-end January 1, 2012, it opened one Bistro restaurant. During the fiscal year ended January 1, 2012 (fiscal 2011), four additional frozen Asian-style noodle meals were introduced. During fiscal 2011, the Company opened three Bistro restaurants and five Pei Wei restaurants, and it closed three Pei Wei restaurants.

17. Defendant Richard L. Federico has been a member of the PFCB Board since 2009. Federico has served as a director of the Company since February 1996, and he has served as the Chief Executive Officer of the Company since January 2012 and from September 1997, when he succeeded Paul M. Fleming, founder of the Company, through January 2009. He was previously the Co-Chief Executive Officer of the Company from January 2009 to January 2012. He joined the Company as President in February 1996. In December 2000, Mr. Federico was named Chairman of the Board. From February 1989 to January 1996, Mr. Federico served as President of the Italian Concepts division of Brinker International, Inc. (NYSE:EAT), where he was responsible for concept development and operations. Mr. Federico serves on the board of directors of Jamba, Inc. (NASDAQ: JMBA) where he is chairman of the nominating and corporate governance committee. Mr. Federico also serves as a board member of Domino’s Pizza (NYSE: DPZ) since February 2011 where he is a member of the compensation committee.

18. Defendant F. Lane Cardwell has been a member of the PFCB Board since 2010. F. Lane Cardwell, Jr., is President, Director of P.F. Chang’s China Bistro, Inc. Mr. Cardwell has served as a director of the Company since December 2010, and he has served as the Company’s President of P.F. Chang’s China Bistro concept since March 2011. He previously served as a director of the Company from 1999 through 2009. He previously served as the President and Chief Executive Officer of Boston Market from June 2009 to October 2010. Mr. Cardwell also served as the interim President and Chief Executive Officer of Famous Dave’s of America, Inc. (NASDAQ: DAVE) from December 2007 until April 2008. He previously served as President and Chief Executive Officer of Eatzi’s Market and Bakery from 1996 to 1999. Prior to joining Eatzi’s, Mr. Cardwell was Executive Vice President, Chief Administrative Officer and a member of the board of directors of Brinker International, Inc. (NYSE: EAT). Mr. Cardwell served as a board member of Famous Dave’s of America, Inc. from 2003 through 2009.

19. Defendant R. Michael Welborn has been a member of the PFCB Board since 1996. Defendant Welborn is Executive Vice President, President - Global Brand Development, Director of P. F. Chang’s China Bistro Inc., since 2009. He has served as Executive Vice President in May 2005 and was appointed President, Global Brand Development during 2009. He has served as a director of the Company since August 1996. Mr. Welborn was Executive Vice President for Bank One Corporation, a national bank, from January 1996 through July 2004. From September 1993 to December 1995, he served as Managing Director of The Venture West Group, a merchant bank. From May 1988 to September 1993, Mr. Welborn served as Chairman of Citibank of Arizona.

20. Defendant Kerrii B. Anderson has been a member of the PFCB Board since 2009. Defendant Anderson was appointed as the Chair of the Special Committee on January 18, 2012. Defendant Anderson served as Chief Executive Officer and President of Wendy’s International, Inc., a restaurant operating and franchising company, from 2006 to September 2008. From 2000 to 2006, she served as Wendy’s Executive Vice President and Chief Financial Officer. Previously, Ms. Anderson served as Senior Vice President and Chief Financial Officer of M/I Schottenstein Homes, Inc. (now known as M/I Homes, Inc.) from 1987 to 2000. Ms. Anderson also serves as a board member of Chiquita Brands International (NYSE: CQB) where she is the lead independent director since 2010, chair of the nominating and governance committee and a member of the compensation and organization development committee. Additionally, she serves on the board of Laboratory Corporation of America Holdings (NYSE: LH) where she is chairperson of the audit committee and a member of the compensation committee. Ms. Anderson also serves as a board member of Worthington Industries (NYSE: WOR) since September 2010 where she is a member of the compensation committee and the audit committee. Ms. Anderson also previously served on the board and was a member of the audit committee of Lancaster Colony Corporation (NASDAQ: LANC) from 1998 through 2005.

21. Defendant Lesley H. Howe has been a member of the PFCB Board since 2003. Defendant Howe spent over 30 years with the international accounting firm of KPMG LLP, where he was a senior partner and served as area managing partner/managing partner of that firm’s Los Angeles Office from 1994 to 1997. From December 2001 until its sale in 2007, he was the Chief Executive Officer of Consumer Networks, LLC, a San Diego-based Internet marketing and promotions company. He also serves on the boards of directors and is chair of the audit committees of Volcano Corporation (NASDAQ:VOLC), Jamba, Inc. (NASDAQ:JMBA) and NuVasive, Inc. (NASDAQ:NUVA). Additionally, Mr. Howe is also a member of the compensation committee of NuVasive, Inc. and Jamba, Inc., and he is the lead director of Jamba, Inc. He previously served on the board and was chair of the audit committee of dj Orthopedics, Inc. from 2002 through 2008.

22. Defendant Dawn E. Hudson has been a member of the PFCB Board since 2010. Defendant Hudson has served as Vice Chairman of The Parthenon Group, an advisory firm specializing in business strategy consulting. She was President and Chief Executive Officer of Pepsi-Cola North America (PCNA), the multi-billion dollar refreshment beverage unit of PepsiCo, Inc. (NYSE: PEP) in the United States and Canada, and Chief Executive Officer of the PepsiCo Foodservice Division from March 2005 until November 2007. From May 2002 to March 2005, Ms. Hudson served as President of PCNA. She previously served as Senior Vice President, Strategy and Marketing, for PCNA from 1997 to 2002. Ms. Hudson currently serves as a board member of Lowe’s Companies, Inc. (NYSE: LOW), where she is a member of the compensation and organization committee and the governance committee, Allergan, Inc. (NYSE: AGN), where she is a member of the audit and finance committee and the organization and compensation committee, and Interpublic Group (NYSE: IPG), where she is a member of the audit committee and the corporate governance committee.

23. Defendant M. Ann Rhoades has been a member of the PFCB Board since 2003. Defendant Rhoades is currently the President of People Ink, a human resources consulting firm she founded in 1999. Ms. Rhoades was the Executive Vice President of People for JetBlue Airways Corporation (NASDAQ: JBLU) from 1999 to April 2002. Prior to joining JetBlue, Ms.

Rhoades was the Executive Vice President, Team Services & Public Relations of Promus Hotel Corporation/Doubletree Hotel Corporation. She also serves as a board member of JetBlue Airways Corporation where she is chairperson of the compensation committee. Ms. Rhoades previously served on the board of directors of Restoration Hardware, Inc. (NASDAQ: RSTO) from 2005 through 2009. Ms. Rhoades also serves on the board of directors of a private company.

24. Defendant James G. Shennan, Jr. has been a member of the PFCB Board since 1997. Defendant Shennan is General Partner Emeritus of Trinity Ventures, a venture capital firm, where he served as a general partner from 1989 through 2005. Mr. Shennan also serves on the board of directors of Starbucks Corporation (NASDAQ: SBUX) where he is chairperson of the nominating and corporate governance committee and a member of the compensation and management development committee.

25. Defendant Kenneth J. Wessels has been a member of the PFCB Board since 2000. Defendant Wessels is Independent Director of P.F. Chang’s China Bistro Inc., since October 4, 2000. Mr. Wessels was the Chief Executive Officer and Chairman of the Board of Financial Corporation from December 2003 through December 2004, where he remains a member of the board of directors. Mr. Wessels was Chief Executive Officer of Dain Rauscher Wessels and a director of Dain Rauscher, Inc., from March 1998 to May 2000. Prior to joining Dain Rauscher, Mr. Wessels was Chief Executive Officer of Wessels, Arnold & Henderson, an investment banking firm which he founded in 1986.

26. Defendants Frederico, Cardwell, Welborn, Anderson, Howe, Hudson, Rhoades, Shennan and Wessels (collectively the “Director Defendants”), occupy a fiduciary relationship with the Company, Plaintiff and the public stockholders of the Company. Accordingly, the Director Defendants owe fiduciary duties, including good faith, loyalty, fair dealing, due care, and candor, to the Company and its shareholders.

27. The Director Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s stockholders.

28. Each Director Defendant herein is sued individually as a conspirator and aider and abettor, as well as in his capacity as an officer and/or director of the Company, and the liability of each arises from the fact that each has engaged in all or part of the unlawful acts, plans, schemes, or transactions of which Plaintiff complains herein.

29. Defendant Centerbridge Partners L.P. is a private equity firm specializing in leveraged buyouts and distressed securities opportunities. The firm makes investments in corporate partnerships and buildups. It typically invests in companies based in North America and Europe. The firm seeks to make investments between $50 million and $300 million. Centerbridge Partners, L.P. was founded in 2006 and is based in New York, New York with an additional office in London, United Kingdom.

30. The Director Defendants, together with PFCB and Centerbridge, are sometimes collectively referred to herein as “Defendants.”

III.	JURISDICTION AND VENUE

31. Venue and jurisdiction are proper in Maricopa County, Arizona. The amount in controversy in this action exceeds the jurisdictional sum and the Court has jurisdiction over this matter by virtue of Ariz. Const. Art. VI, § 14, and A.R.S. § 12-123. Furthermore, because there are multiple defendants and at least one defendant is a resident of Maricopa County, venue is appropriate in this Court under A.R.S. § 12-401(7).

IV.	CLASS ACTION ALLEGATIONS

32. Plaintiff brings this action individually and as a class action on behalf of all shareholders of Defendant PFCB (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants) or their successors in interest, who have been or will be adversely affected by the conduct of Defendants alleged herein (the “Class”).

33. This action is properly maintainable as a class action pursuant to Rule 23(a) of the Arizona Rules of Civil Procedure for the following reasons:

(a) The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of April 1, 2012 there were

21,234,403 shares of PFCB stock outstanding, owned by thousands of shareholders of record scattered throughout the United States.

(b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

i.	whether one or more of the Defendants has engaged in a plan and scheme to enrich themselves at the expense of Defendant PFCB’s public stockholders;

ii.	whether the Director Defendants have breached their fiduciary duties owed by them to Plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

iii.	whether Defendants have failed to fully disclose the true value of Defendant PFCB’s assets and earning power and the future financial benefits which Centerbridge will obtain from the acquisition;

iv.	whether the Director Defendants have wrongfully failed and refused to seek a purchase of the Company at the highest possible price and, instead, have sought to chill potential offers and allow the valuable assets of Defendant PFCB to be acquired by Centerbridge at an unfair and inadequate price;

v.	whether Plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein; and

vi.	whether Defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class.

34. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interest as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

35. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

36. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

V.	DIRECTOR DEFENDANTS FIDUCIARY DUTIES

37. Through the acts, transactions, and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme and/or knowingly aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive Plaintiff and the Class of the true value of their shares resulting from a sale of the Company.

38. The Proposed Transaction is unfair and harmful to PFCB’s public stockholders, the Class members, and represents an attempt by Defendants to serve their own self-interests to the detriment of the stockholders of the Company. The Proposed Transaction will deny Plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Centerbridge at an unfair and inadequate price.

39. In light of the foregoing, the Director Defendants have breached their fiduciary duties to maximize stockholder value and have not fully informed themselves about whether greater value can be achieved through the sale of the Company to a third party in a manner designed to obtain the highest possible price for PFCB’s public stockholders.

40. The Director Defendants’ fiduciary obligations under these circumstances require them to:

(a) Undertake an appropriate evaluation of PFCB’s worth as a merger candidate, liquidation target or the participant in another strategic alternative;

(b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for PFCB’s public shareholders;

(c) Act independently so that the interests of PFCB’s public shareholders will be protected and enhanced;

(d) Undertake a valuation of the liquid value of PFCB’s assets were they to be disposed of piecemeal in a liquidation auction or if the Company were to continue as a standalone entity; and

(e) Disclose fully, fairly and completely all material information during consideration of the Proposed Transaction.

41. The terms of the Proposed Transaction as now set forth are unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by the Director Defendants by virtue of their positions of control of PFCB and that possessed by PFCB’s public shareholders.

42. The Director Defendants’ failure to immediately reject the inadequate Proposed Transaction, without undertaking a process designed to ensure that shareholders are being provided with the best deal possible, evidences their disregard for their duty to maximize shareholder value. By failing to reject the Proposed Transaction outright Defendants are artificially depressing and/or capping the value of PFCB stock, thereby depriving Plaintiff and the Class of the right to receive the maximum value for their shares.

43. Defendants owe fundamental fiduciary obligations to PFCB’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. The Director Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to immediately reject offers that are clearly not in the interest of shareholders, but instead, have been designed to benefit the Company’s majority shareholder.

44. Further, the directors of PFCB must adequately ensure that no conflict of interest exists between the Director Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders. This is especially true where, as here, seven (7) of the eight (8) Company board members are appointees of and/or approved by Oak Hill, which executed a voting agreement in conjunction with the Proposed Acquisition by Centerbridge. Because the Director Defendants dominate and control the business and corporate affairs of PFCB and because they are in possession of private corporate information concerning PFCB’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between Defendants and the public stockholders of PFCB. This discrepancy makes it inherently unfair for the Director Defendants to continue to pursue the Proposed Transaction.

45. The Director Defendants have breached their fiduciary and other common law duties owed to Plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

46. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price and to compel Defendants to carry out their fiduciary duties to maximize shareholder value.

47. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

48. Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class and will not only prevent the sale of PFCB at a substantial premium, but facilitate the sale at an unfair price to a conflicted buyer, all to the irreparable harm of Plaintiff and other members of the Class.

49. Plaintiff and the Class have no adequate remedy at law.

VI.	SUBSTANTIVE ALLEGATIONS

50. Unlike many other companies and industries, PFCB was able to pull itself out of the downturn caused by the recession in early-2010. During that time the Company posted growing earnings and revenues for a number of quarters in a row. At that time, PFCB was on a roll, attracting attention from traders and investors alike. As Seeking Alpha reported in February of 2010:

PF Chang’s China Bistro (PFCB) hit a 52-week high yesterday and attracted some bullish option trading ahead of its earnings report next week.

The restaurant chain rose 0.9 percent yesterday to close at $41.32, just a nickel below its high of $41.37 reached earlier in the session. The shares gapped down near $30 after the company’s last earnings report in late October but have risen more than 60 percent since then.

Yamamoto, Mike, PF Chang Hits New High Ahead of Earnings, SeekingAlpha.com (Feb. 11, 2010).

51. After surviving—and even thriving—during the recession, things started to take a turn for the worse for PFCB in mid-2011, mostly due to self-inflicted poor management decisions. It was around that time that the Company decided to raise its prices across the board from 1% to 3%. This move proved unpopular with customers and was reflected in PFCB’s financial results during that period of time. For example, in April of 2011, PFCB announced that the Company announced less than expected earnings and the stock declined 10% in value. Similarly, in July of

2011, PFCB announced earnings of $0.40 per share versus expected earnings of $0.55 per share, causing the Company’s stock to lose over 25% of its value in the space of just a few days. It was amidst the Company’s poor share performance and operations problems that the Company first began talking with private equity firms, including Centerbridge who were interested in capitalizing on the undervalued nature of PFCB’s stock during that period in time.

52. Following management’s price hikes and corresponding declining stock price, the Company was seen as fundamentally undervalued. In late 2011, many commentators saw the downturn in performance as merely an anomaly, given the fundamental strength in PFCB’s business model:

As far as I can tell, the risk with management is below average. They do not appear to be prone to doing a dumb acquisition and have exhibited above average capital allocation skills. These capital allocation skills are evident by the fact that since 2007 capital expenditures are down by 75 percent, they instated a regular dividend in 2009 (the stock currently yields 3.4 percent and have been aggressive with recent repurchase programs. The company’s management has made a nice transition from the hyper growth stage to a well-managed capital allocating company. (One other significant positive about management is that in August three different insiders bought between $30,000 and $63,000 worth of stock at prices between $29.50 and $30.32.)

Below is a chart comparing PFCB’s stock price to my estimated intrinsic value (based on an EV/FCF multiple of 15) since 2002. As the chart illustrates, the stock is selling well below my intrinsic value estimate. At the most recent closing price of $29.82, the upside is about 49 percent. My estimated downside is 50 percent of estimated intrinsic value or $24.65. This implies downside risk of about 17 percent. Hence, the reward-risk trade-off is an attractive 3- to-1. I acquired the stock for clients and myself in mid-October at 27.33. As the European Crisis situation plays out, you will probably get a chance to buy this stock in the $27 range. In the $27 range, the stock offers upside potential that is about four times as much as the downside risk. Regardless of where you buy the stock, I think over the odds are high that you will be generously rewarded over the next five years.

P.F. Chang’s China Bistro - Stock Price vs. Estimated Intrinsic Value (Log Scale)

Abbate, Tony, The Long Case for P.F. Chang’s China Bistro, SeekingAlpha.com (Dec. 9, 2011).

53. Nonetheless, it was not until early 2012 that the stock finally began to rebound, after bottoming in October of 2011 at around $27.00 per share. It was shortly after that PFCB announced the first of several consecutive quarters of positive news regarding cost cutting and restaurant changes. For example, in February of 2012, the Company announced that it had: (1) closed some underperforming restaurants and undertook other cost cutting initiatives; (2) seen success from new menu items at both the Bistro and Pei Wei restaurants; (3) forecasted very positive earnings for fiscal year 2012; and (4) entered into an agreement to acquire True Food Kitchen, a healthy food eatery. All of these were well received and the stock began to steadily move upwards.

54. Indeed, even though PFCB was experiencing a faltering stock price, the Company’s wise cost cutting measures meant the company was extremely cash rich. As of January 1, 2012, PFCB had over $50 million of cash on hand, making it an attractive takeover target:

P.F. Chang’s China Bistro, Inc., Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Form 10-K), at 20 (Feb. 16, 2012).

	As of January 1, 2012	As of January 2, 2011	As of January 3, 2010
			(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$50,011	$71,452	$63,499
Total assets	576,075	634,689	652,150
Long-term debt	1,177	1,195	1,212
Total PFCB common stockholders’ equity	311,530	359,494	335,349

Additionally, on February 16, 2012, the Company announced that it had authorized management to buy back $150 million in shares, up from the previous limit of $100 million:

P.F. Chang’s China Bistro, Inc. (NASDAQ: PFCB - News) today announced that its Board of Directors has increased the authorized amount of the Company’s share repurchase program from $100 million to $150 million. The Company plans to fully utilize the $150 million share repurchase authorization during fiscal 2012.

The Board also authorized an increase to the Company’s quarterly cash dividend payment from $0.25 to $0.275 per share on the Company’s common stock, an increase of 10%. The Company anticipates making total cash dividend payments of approximately $21 million in fiscal 2012.

Chairman and CEO Rick Federico said, “Our Board and management team are confident in the Company’s long-term strategy. We are committed to driving shareholder value and believe this can be best achieved through a combination of continuing to invest in our core businesses and returning cash to our shareholders. We are proud of our ability to generate consistent and sizeable cash from operations, as well as our record of returning capital to shareholders through the repurchase of shares and the payment of our quarterly dividend, which we recently initiated. Our expanded repurchase authorization and increased quarterly dividend is further evidence of our commitment to enhance shareholder value.”

The Company intends to utilize its existing cash balances, excess cash flow and available credit lines to facilitate share repurchases. The Company has a $150 million credit facility which expires in October 2016. There are currently no borrowings against the facility, with approximately $16 million committed for letters of credit related to self-insurance programs.

Press Release, P.F. Chang’s China Bistro, Inc., P.F. Chang’s Expands Share Repurchase Authorization to $150 Million and Increases Quarterly Cash Dividend by 10% (Feb. 16, 2012).

55. RBC Capital Markets commented on the Company the same day stating that it was encouraged by the reported free cash flow figures; the buyback; and management’s improved guidance.

56. By April of 2012, PFCB’s stock price had gained back about 30% of its value and was poised for further improvement. For example, in December of 2011, a number of analysts were very optimistic about the Company’s prospects in the near future, calling PFCB a “depressed stock that ha[d] hit a support level and may be good for a short-term rebound.” Van Meerten, Jim, P.F. Chang’s on the Rebound, SeekingAlpha.com (Dec. 27, 2011).

57. It seemed in early 2012 that, given enough time, PFCB’s stock would have traded at or above its previous levels of approximately $53 per share. As one commentator explained, all the pieces were in place:

P.F. Chang’s China Bistro (NASDAQ: PFCB) owns and operates nearly four hundred restaurants split between its full-service P.F. Chang’s China Bistro brand and quick service Pei Wei brand. Both brands feature Asian cuisine, and the vast majority of the locations are located in the United States. The company has expanded abroad, as well as into a line of prepared frozen entrees via a licensing agreement with Unilever. International expansion has occurred through partnership agreements with local operators, whereby PFCB received an initial territory fee, store opening fees and ongoing royalties as a percentage of sales.

The company has negligible debt, with a net cash position of around $34 million (or about 5.5% of its market cap). Furthermore, the company has generated on average $83 million in free cash flow over the last three years, which translates to a strong 14% yield on an ex-cash basis. Furthermore, the company has been actively repurchasing shares (spending on average $39 million in each of the last five years), and began paying a dividend in 2010. Despite the strong free cash flows and shareholder friendly capital allocation policies, 2011 was not kind to PFCB shareholders, with the company’s shares falling 40% as of the time of writing (12/20).

The bulk of this decline occurred in late July after the company issued its Q2 report, which showed weak comparable store sales, and a dreary full-year outlook. Though this spooked the market, the value investor with a long-term investment horizon knows to look beyond the next quarter or year to consider a company’s normalized operating performance over a full business cycle. The question becomes whether the comparable store sales decline amounts to a secular trend or is rather transitory and related to the bleak macroeconomic environment or perhaps a management misstep.

One of the things I like most about PFCB is the amount of information management provides about its restaurants. On its Investor Relations website, the company provides a link to Return on Invested Capital where management opens the kimono, providing detailed information about revenues, operating costs, and store-level ROIC for its stores on a “vintage” basis, whereby stores (for each brand) are grouped together by the year in which they were opened for directly comparable data. Unfortunately, the company does not provide this level of information on a quarterly basis, and the fiscal 2011 data have not been released, but having this information has been extremely useful in assessing where there might be problems at PFCB (at least, those that existed leading up to this year).

Going through the data, we see that the most recently opened stores suffered by far the greatest decline in average weekly sales. For the Bistro locations, 2008 and 2009 vintages rang up declines of 4.2% and 16.9% respectively, with the only other year experiencing declines anywhere near this being 2001, with a 2.5% decline. The Pei Wei locations had even more pronounced declines with the 2009 vintage experiencing a 9.5% reduction in sales, and almost all other vintages actually showing growth.

It is interesting to see the decline in sales being limited to recently opened locations. This can be the result of management relaxing its standards to open more locations in order to inflate revenue growth, or it could be the result of the company entering new territories that are suffering more pronounced economic strain than elsewhere. Luckily, we can compare the company’s locations from each 10-K to see where it expanded in these years. The data show that the 2009 vintages solely added capacity to states in which PFCB was already operating (adding, for Bistro and Pei Wei, on average 29% and 17% capacity, respectively). The 2008 vintages were far more likely to expand into brand new territories, with Bistro breaking ground in five new states, and Pei Wei zero.

The new states in 2008 include Alabama, Connecticut, Massachusetts, Maryland, and South Carolina. PFCB does not break out the sales by store by state, so the problems could be contained further, either in the northeast or the southeast. It appears that the company has relatively few stores in the northeast (and a sizable number in the southeast outside of the states mentioned), so I would suspect that the problem may be in the northeast, and could simply be a reflection of the fact that the brand is relatively undeveloped in this region.

This leads me to believe that the company, although showing declining comparable store sales, is experiencing problems in only a small subset of locations. The problems could be confined to new geographic regions, or they could be the result of overeager management relaxing its standards. Given the fact that the company severely reduced the number of new locations in recent years in response to the macroeconomic climate, I would guess that the former is more likely the issue. Furthermore, if I am correct in believing that the northeast could be the source of the problem, as the brand develops in that area to the extent that it has elsewhere, these locations could be the source of significant growth as weekly sales begin to match those of the rest of the chain. In either case, the problem locations represent no more than 12.4% of the entire chain, and it seems to be a mistake to throw the rest of the chain out as a result of comparable store declines.

One thing to note is that part of the massive growth in the company’s free cash flow over the last three years has been the result of the dramatic decline in new stores. From 2002 – 2007, the company was opening close to 20 Bistro locations and 25 Pei Wei locations, whereas in the last two years, the company opened just 6 and 4 each (on average). This shows that the bulk of capital expenditures should be classified as growth capex rather than maintenance. This is a good thing, as growth can be slowed if the company finds itself in a bind, whereas maintenance capex is mandatory. For this reason, I think the recent free cash flows modeled on a per store basis, provides a good starting point for valuing the company. Note that the recession has certainly taken a toll on the American consumer, which provides some upside, and the company’s focus on restaurant-level ROIC indicates that management appears to only make capital expenditures for growth where it is good for shareholders.

Voisin, Frank, P.F. Chang’s China Bistro: How Prevalent is the Decline?, SeekingAlpha.com (Feb. 6, 2012).

VII.	THE PROPOSED ACQUISITION

58. The Company announced on May 1, 2012, that it had entered into the Merger Agreement, whereby Centerbridge agreed to acquire each outstanding share of PFCB common stock in exchange for $51.50 in cash, in a transaction that valued the Company at $1.1 billion.

59. The Proposed Acquisition takes place at a time when PFCB should be focused on further bolstering shareholder value, not capping it by agreeing to an opportunistic takeover by private equity. For the past year, shareholders patiently waited for improvement while poor forecasting by management has caused the per share price to drop quarter after quarter. Just when this trend was reversing itself and the Company was gaining back the ground it had lost due to missteps in 2011, the rally has been cut short by the announcement of the Proposed Acquisition.

60. A number of analysts have commented on the opportunistic and possibly inopportune timing of the Proposed Acquisition for PFCB’s shareholders:

P.F. Chang’s China Bistro Inc. (PFCB), which has been fighting to recover from ill-timed price increases, said on Tuesday it struck a deal to sell itself to Centerbridge Partners for $1.1 billion; shares in the restaurant chain soared 30 percent.

* * *

“If you find a company that’s been beaten up but there’s no structural damage to the company, this may be the time for a deal,” said Momingstar analyst R.J. Hottovy.

Baertlein, Lisa and Dalal, Mihir, Centerbridge to buy P.F. Chang’s for $1.1 billion, Reuters (May 1, 2012) (emphasis added).

61. In fact it seemed that many of those watching PFCB felt that the initiatives being pursued by the company would pay off, as the Associated Press reported in conjunction with the Proposed Acquisition:

CEO Rick Federico said Tuesday that the deal with Centerbridge Partners LP will give the company greater flexibility in improving its restaurants. The Scottsdale, Ariz., company, which operates its namesake restaurants, Pei Wei Asian Diners, has been struggling to update its brand amid growing competition. Earlier this month, P.F. Chang’s rolled out a new menu to lure more budget-conscious diners.

* * *

R.W. Baird analyst David Tarantino said that the company has been pursuing a wide range of turnaround initiatives after a sluggish performance last year. The company has been focusing on reducing portion sizes and improving price points at its Pei Wei restaurants and remodeling stores and enhancing service at its P.F. Chang’s Bistros.

Associated Press, P.F. Chang’s China Bistro agrees to sell itself to private equity firm for $1.09B, go private, AP (May 1, 2012).

62. At $51.50 per share PFCB is undervalued and represents a discount to market value based on any reasonable metric. Among other things: (1) the company had negligible debt; (2) the company is extremely cash rich, with about $34 million (5.5% of market capitalization) in net cash on hand; (3) PFCB has generated an average of $83 million in free cash flows over the past few years; and (4) management has been actively repurchasing shares in the company. Moreover, the stock is still recovering from an announcement made in the second quarter of 2011, when PFCB spooked the market by commenting on weak metrics in the all-important comparable store sales category, a stigma that carried through until the recent spate of good news.

63. Moreover, due to recent changes in PFCB’s Amended & Restated 2006 Equity Incentive Plan (“Amended Incentive Plan”), members of the Board and management stand to profit mightily from the consummation of the Proposed Acquisition. As the Amended Incentive Plan provides:

If a change in control occurs, the surviving, continuing, successor or purchasing corporation or parent corporation thereof may either assume the Company’s rights and obligations under the outstanding awards or substitute substantially equivalent awards for such corporation’s stock. Awards that are not assumed, replaced or exercised prior to the change in control will terminate. The Board may grant awards that will accelerate in connection with a change in control. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

P.F. Chang’s China Bistro, Inc., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Schedule 14A), at 18-19 (Mar. 14, 2012). Accordingly, the Board has the right to sua sponte accelerate grant awards in the event of a change in control, such as the Proposed Acquisition.

64. Such provisions disproportionately incentivize management to support a takeover, ensuring that their benefits will be protected and/or increased as a result of the acquisition. For example, Defendant Federico stands to make over $6.6 million from the consummation of the Proposed Acquisition. Likewise, other members of the Board and management stand to make millions simply for supporting the consummation of the Proposed Acquisition.

VIII.	THE SKEWED SALES PROCESS

65. As the Proxy reveals, contrary to applicable Delaware law, an auction was never conducted. Instead, a very limited number of parties—mostly representing private equity—were handpicked by the Board and allowed to engage the Company in discussions.

66. On January 18, 2012, the Board created a special committee to consider the sale of PFCB and to protect the Board’s interests in maintaining control of the Company. As the Proxy relates:

The Company Board charged the Committee to (i) review and evaluate the terms and conditions of, and recommend to the Company Board the advisability of, any potential acquisition proposals the Company may receive and (ii) review, evaluate, prepare for and recommend the response to any challenge by any party or parties to the Company’s long-term business plan or capitalization, any attempts to change the composition of all or a portion of the Company Board by proxy solicitation or otherwise and any other attempts to acquire or influence control of the Company or the Company Board. To assist the Committee in fulfilling its responsibilities, the Company Board authorized the Committee to retain financial, legal and other advisors.

Proxy at 17.

67. Even though the Special Committee was created specifically to review acquisition proposals and it had become clear that the Company was to be sold, the Board continued to falsely inform interested parties that the company was “not for sale.” For example, the Proxy states that on February 24, 2012 the Committee authorized the Board and management to continue to tell Party A/Party B and Strategic A that the Company was not for sale.

68. The Special Committee’s actions toward the strategic buyers who had sua sponte indicated interest in purchasing all or part of PFCB was particularly peculiar and contrary to the interests of shareholders. The Proxy indicates that at every turn the Strategic buyers were ignored, summarily rebuffed and misled to regarding the sale process. Strategic A repeatedly voiced an interest in a deal with PFCB, but was repeatedly turned away. It was not until March of 2012 that Strategic A was given an opportunity to sign a Nondisclosure and Standstill agreement. However, when Strategic A’s partner in the deal, identified as Party E, turned its attention to another deal, Strategic A was forced to walk away. This is despite the fact that Goldman had been specifically contacted by the entity identified as Party F—another private equity firm—on April 19, 2012 seeking information on a potential merger. Instead of inviting Party F into the process and suggesting that they partner with Strategic A, the Committee apparently decided to rebuff them, failing to even confirm that a sales process was taking place.

69. The conclusion of the bidding process was also cut short and ended prematurely. Early on the Board and Special Committee decided that the sale of the Company should be completed before the Company’s earnings for the first quarter of 2012 were announced. It is likely that positive news, i.e., meeting analysts’ estimates for the quarter would have driven up PFCB’s share price, so it is unclear why such an effort to ink a deal by that date was so important. Nevertheless, the Special Committee cut what process there was short in order to finish before May 1st, potentially leaving millions of dollars of potential shareholder dollars on the table.

70. The entire sale process was engineered to arrive at a preordained result; specifically a sale of the Company to a private equity buyer, such as Centerbridge, that intended to protect the interests of management and the Board in keeping their jobs, their salary and their bonuses. Had the Board and Special Committee intended to arrive at the best possible purchase package for shareholders, they would have conducted a full and fair auction among all interested parties, including both strategic and private equity parties. As discussed below, the “go-shop” period— which will last only thirty (30) days, far too little time for a sophisticated interested party to put together a meaningful bid for the Company.

71. Further, the advisor to the Special Committee, Goldman Sachs, was plagued with debilitating conflicts of its own. Goldman Sachs, which led the skewed sales process and rendered a “fairness opinion” which is incorporated into the Proxy and Recommendation Statement, had every incentive to go rubber stamp the Proposed Acquisition. Among other things, Goldman

Sachs is to be paid $13,400,000 for its services, but only if the Proposed Acquisition that they helped engineer is consummated. What’s more, Goldman Sachs has rendered a fairness opinion, which is incorporated into the Proxy and Recommendation Statement and encourages shareholders to tender their shares and/or vote in favor of the Proposed Acquisition, is economically beholden to Centerbridge. For example, Centerbridge and Goldman Sachs are: co-owners of Kenan Advantage Group, Inc. and co-managed a joint commercial real estate loan venture. The Proxy itself explains that Goldman Sachs has been involved with three (3) transactions in the past two years with Centerbridge, two (2) with Party A, two (2) with Strategic B and fifty-six (56) with the suitor identified as Party B. Nonetheless, the Special Committee concluded that Goldman Sachs “had no conflict of interest that would prevent Goldman from representing the Committee or the Company Board with respect to” the sale process. Proxy at 28. The reasons for the Committee and/or the Board’s conclusion that Goldman Sachs had “no conflict of interest” are not disclosed in the Proxy.

IX.	DEBILITATING CONFLICTS OF INTEREST AND SELF-INTEREST PREVENTS THE BOARD FROM FULFILING ITS FIDUCIARY DUTIES

41. As part of the Proposed Acquisition, Defendants will be rewarded with vast amounts of money and benefits that are not being shared with PFCB’s public shareholders. As the Recommendation Statement sets forth, not only will PFCB’ directors and officers receive the full value of their Restricted Stock Units (“RSUs”), Options, bonuses and continued employment (at higher salaries), they will also receive “parachute” payments upon the consummation of the Proposed Acquisition. Such payments fundamentally place the interests of management and the Board at odds with the interests of PFCB’s public shareholders; representing an un-waivable conflict of interest which breaches Defendants” fiduciary duties. As the Proxy itself sets forth, Defendants will receive inter alia:

Interests of Certain Persons in the Merger

Overview

Our executive officers and directors hold shares of Company common stock that were purchased or issued following the vesting of equity awards granted by the

Company. These shares will be treated in the same manner as outstanding shares of Company common stock held by our other stockholders. As of May 4, 2012, our executive officers and directors and their affiliates, as a group, owned a total of 292,363 shares of Company common stock, excluding shares issuable upon the exercise of stock options or the vesting of restricted stock units and performance- based restricted stock units. If the offer and the merger are completed, our executive officers and directors and their affiliates, as a group, would receive a total amount of cash estimated at $15,056,695, without interest and less any required withholding taxes.

Aside from their interests as stockholders of the Company, our executive officers and directors have interests in the offer and the merger that may be different from, or in addition to, those of other stockholders generally. The board of directors considered these interests in making its recommendation that you approve the proposal to adopt the merger agreement. As you consider the board of directors’ recommendation, you should be aware of the interests of our executive officers and directors, which are briefly summarized below.

Proxy at *68. The payment of over $15 million to the executive officers and directors serves as an important incentive to favor Centerbridge as a buyer over other potential buyers who may not be willing to provide such generous payments to management and the Board. Moreover, absent a going-private acquisition, like the Proposed Acquisition, it would be legally and economically impossible for the Board and/or management to gain liquidity through a sale of their shares on the open market. Thus, the Proposed Acquisition serves the dual purpose of immediately vesting all benefits and allowing the Board and management to liquidate the entirety of their stock holdings—as such it represents a significant windfall.

42. Unsurprisingly, the PFCB Board recommended that shareholders vote in favor of the large incentive payments, as well as the inadequate Merger Agreement: “the Company’s board of directors recommends that you vote ‘FOR’ approval of the proposal to adopt the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.”

43. In addition, the Board has included with the Proxy a broad exculpation clause, which purports to allow the Defendants to relieve themselves from liability for any merger-related liability that they might face as a result of breach of fiduciary duty or the like:

ARTICLE VII

Ratification

Any transaction, questioned in any lawsuit on the ground of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, non-disclosure, miscomputation, or the application of improper principles or practices of accounting, may be ratified before or after judgment, by the Board of Directors or by the stockholders, and if so ratified shall have the same force and effect as if the questioned transaction had been originally duly authorized. Such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

Proxy at A-82.

44. Additionally, the proposed amended bylaws include a broad indemnification clause. As the indemnification clause sets forth:

ARTICLE XI

Indemnification

SECTION 1. Scope. The Corporation shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as such section may be amended and supplemented from time to time, indemnify any director or officer of the Corporation against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement and/or other matters referred to in or covered by such section, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. In addition, the Corporation may, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as such section may be amended and supplemented from time to time, indemnify any employee or agent of the Corporation against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement and/or other matters referred to in or covered by such section, by reason of the fact that such person is or was am employee or agent of the Corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

SECTION 2. Advancing Expenses. Expenses (including attorneys’ fees) incurred by a present or former director or officer of the Corporation in defending a civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation (or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized by relevant provisions of the Delaware General Corporation Law; provided, however, the Corporation shall not be required to advance such expenses to a director who commences any action, suit or proceeding as a plaintiff unless such advance is specifically approved by a majority of the Board of Directors.

SECTION 3. Liability Offset. The Corporation’s obligation to provide indemnification under this Article XI shall be offset to the extent the indemnified party is indemnified by any other source including, but not limited to, any applicable insurance coverage under a policy maintained by the Corporation, the indemnified party or any other person.

SECTION 4. Continuing Obligation. The provisions of this Article XI shall be deemed to be a contract between the Corporation and each director of the Corporation who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

SECTION 5. Nonexclusive. The indemnification and advancement of expenses provided for under this Article XI shall (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) continue unto a person who has ceased to be a director and (iii) inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 6. Other Persons. In addition to the indemnification rights of directors, officers, employees or agents of the Corporation, the Board of Directors in its discretion shall have the power, on behalf of the Corporation, to indemnify any other person made a party to any action, suit or proceeding who the Corporation may indemnify under Section 145 of the Delaware General Corporation Law.

SECTION 7. Definitions. The phrases and terms set forth in this Article XI shall be given the same meaning as the identical terms and phrases are given in Section 145 of the Delaware General Corporation Law, as such section may be amended and supplemented from time to time.

Proxy at A-83, 84.

45. These benefits—by design—served as the foundation for Centerbridge’s undervalued bid for the Company and their ability to ensure that no auction (or shopping process of any type) was conducted. Absent such benefits it is likely that the Board would have been well motivated to seek out other bidders. As such, these benefits constitute a breach of fiduciary duty and a conflict which burdens every aspect of the Proposed Acquisition.

X.	PRECLUSIVE DEAL PROTECTION DEVICES; FURTHER BREACH OF FIDUCIARY DUTY

72. In addition to suffering from a skewed sales process and inadequate price, the Merger Agreement has a number of provisions that, working together, make it economically infeasible for a third-party bidder to make a successful bid for the Company. While it is true that the Merger Agreement provides for an extremely attenuated “go-shop” period—just thirty (30) days—it is highly unlikely that any serious bidder could complete the due diligence necessary to put together an intelligent offer for the Company in that amount of time. As illustration, the Proxy relates that it took Centerbridge over eight (8) months to put together the information necessary to come up with its’ $51.50 bid. Moreover, following the expiration of the 30-day go-shop period, the Company must “immediately cease and cause to be terminated all discussions or negotiations with any person previously conducted with respect to any Acquisition Proposal and request any such person promptly return or destroy all confidential information concerning the Company and any subsidiary of the Company.” Proxy at 96. In addition, the clock began to tick on the go-shop period the moment that the Merger Agreement was signed, giving potential interested parties very little time to make a decision to begin the process of trying to put together a bid proposal for the Company.

73. Additionally, pursuant to the merger agreement dated May 1, 2012, Defendants agreed to:

(a)	a $36,528,000 termination fee if the Proposed Acquisition is no completed following the end of the go-shop period;

(b)	the immediate vesting of all options and restricted stock units (“RSUs”) upon consummation of the Proposed Acquisition;

(c)	a guarantee that all PFCB employees will be provided with the same benefits and paid at least the same amount of money for the year following the Proposed Acquisition;

(d)	a “no-shop/no-talk” clause which prohibits the solicitation of an offer in any way following the close of the “go-shop” period; and (a) a matching rights provision which requires that Centerbridge be given the opportunity to view the terms of any competing offer and attempt to match that offer within three (3) days.

74. These preclusive and unreasonable deal protection provisions improperly restrain the Company’s ability to solicit or engage in negotiations with any third party beyond the go-shop regarding a proposal to acquire all or significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative transaction that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

75. Moreover, even if an interested third-y were interested in making an unsolicited (and essentially uninformed) bid for PFCB, they would face numerous structural barriers which could successfully and definitively block any such bid. For example, a proxy fight—which the PFCB Board and Special Committee was especially frightened by in regards to the party identified as Party C—would be extremely difficult to launch, given that the Board is authorized to increase the size of the Board without shareholder approval.

76. Given all of these defensives—as well as the protective devices approved as part of the Merger Agreement—the Proposed Acquisition is essentially immune from challenge; precisely the way that Defendants and Centerbridge intended it to be.

XI.	THE FALSE AND MISLEADING PROXY AND RECOMMENDATION STATEMENT

77. Defendants caused to be filed with the SEC a Proxy and a Recommendation Statement on May 15, 2012, which sets forth the proffered reasons why PFCB agreed to be bought out by Centerbridge. The Proxy and Recommendation Statements, however, fails to provide certain material information and misstates other information, precluding PFCB shareholders from making an educated and informed decision regarding the Proposed Acquisition; including whether to seek appraisal rights under Delaware law. See Del. Gen. Corp. Law § 262(a).

78. The Proxy and Recommendation Statement each fail to include information concerning a number of subjects, including, but not limited to:

a.	Whether the Board or Special Committee considered the conflicts of interests Goldman Sachs had while deciding to retain them as a financial advisor and, if so, why the conflicts were not seen as debilitating to the firm’s preparation of a fairness opinion;

b.	The nature of any other opportunities to increase stockholder value considered by the Board aside from a sale of the Company;

c.	The range of prices paid by the Company for PFCB stock during the stock repurchase plan approved by the Board;

d.	Whether the Board or Special Committee considered contacting or contacted any potential strategic buyers;

e.	The specific reasons why the Board and/or Special Committee considered it important to conclude a transaction prior to the release of PFCB’s first quarter 2012 financial results;

f.	The upside and downside scenarios to the long-term business plan prepared by management at the Board’s request, along with sensitivities analysis thereto;

g.	The identities of the parties with whom the Special Committee and/or its advisors shared the upside and downside scenarios to the long-term business plan and sensitivities analysis;

h.	Whether the Board or the Special Committee considered the use of standstill and/or nondisclosure agreements to minimize the risk of management distraction and confidentiality concerns during the sales process and, if so, why the Special Committee felt that these measures would be inadequate;

i.	The reasons why Investment Banks A was invited to address the Board in July of 2011;

j.	The reasons why Investment Bank B was invited to address the Company, including Messrs. Federico and Mumford, in September of 2011;

k.	The specific reasons why the Committee determined that Party G’s proposal was not acceptable and they should not respond to Party G, as well as whether the full Board was informed of Party G’s unsolicited offer;

1.	Whether Party D was given an opportunity to express an interest in completing a transaction with prior to the Special Committee’s determination that they should not be contacted on March 2, 2012;

m.	Whether the Board, Special Committee or Goldman considered introducing Party F to Strategic A and, if so, the reason for deciding not to do so;

n.	Certain information necessary to make the fairness opinion, as summarized in the Proxy, complete and accurate including:

(1)	The enterprise value to EBITDA and price to earnings ratios for 2012 and 2013 for each of the companies in Goldman Sachs’ Selected Companies Analysis;

(2)	The forecasted amount of net debt and outstanding shares utilized as part of the Illustrative Present Value of Future Share Price Analysis;

(3)	The assumptions and estimates employed in arriving at the discount rate utilized in the Illustrative Present Value of Future Share Price Analysis;

(4)	The basis The individual ranges of equity value per share derived by Goldman Sachs for fiscal years 2012 through 2015 using twelve month forward earnings per share and EBITDA multiples;

(5)	The forecasted dividend payments for fiscal years 2012 through 2015 utilized by Goldman Sachs in the Illustrative Present Value of Future Share Price Analysis;

(6)	The nature of the unlevered cash flows utilized in the Illustrative Discounted Cash Flows Analysis, including the inputs thereto;

(7)	The estimates and metrics used to derive the range of discount rates utilized in the Illustrative Cash Flows Analysis;

(8)	The enterprise value to long-term EBITDA multiples used for the precedent transaction in the Selected Transactions Analysis;

(9)	Whether shareholders should place equal weight on each of the analyses, including those that are based on only public information, as opposed to management projections;

(10)	The specific services, if any, that Goldman Sachs or any of its affiliated entities have provided to PFCB in the last five (5) years, including the amounts of money paid for such services;

(11)	Information concerning Goldman Sachs’ ventures with Centerbridge in the past, including the firm’s co-ownership of Kenan Advantage Group, Inc. and any and all real estate loan joint-ventures or partnerships, as well as any other transaction where Goldman Sachs was retained by Centerbridge, including, but not limited to the transaction including Hawker Beechcraft, Inc.;

(12)	Information concerning any additional services that Goldman Sachs has been retained or suggested to perform for PFCB in conjunction with the Proposed Acquisition or for the entity that will remain following the Proposed Acquisition;

(13)	The amount of stock owned by Goldman Sachs and its affiliates in PFCB and the value thereof;

(14)	The upside and downside projections identified in the Proxy, as well as any analysis conducted using the upside and downside projections by Goldman Sachs;

(15)	Information vital to understanding the projections included in the proxy and utilized in Goldman Sachs’ fairness opinion, including the applicable tax rate, working capital estimates and unlevered free cash flows.

79. The foregoing information is vital in order for shareholders to cast an informed and intelligent vote concerning the Proposed Acquisition. In the absence of such material information, shareholders are left wondering as to the true merits of the Proposed Acquisition and how they should vote. Moreover, the omission of the foregoing material information prevents shareholder form making an informed decision as to whether they should elect to exercise their statutory rights under Delaware law to appraisal proceedings.

80. By engaging in the foregoing conduct, Defendants have breached their fiduciary duties by, among other things, failing to act in the interest of the Company’s public stockholders;

81. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties, and violate Delaware law to the detriment of the Company and its public stockholders.

82. Plaintiff has no adequate remedy at law.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Director Defendants

83. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

84. The Director Defendants, acting in concert, have violated their fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of the Company and put their own personal interests and the interests of Centerbridge ahead of the interests of PFCB’s public shareholders and have used their control positions as officers and directors of the Company for the purpose of reaping personal gain for themselves at the expense of the Company’s public shareholders.

85. The Director Defendants failed to: (a) undertake an adequate evaluation of the Company’s worth as a potential merger/acquisition candidate; (b) take adequate steps to enhance the Company’s value and/or attractiveness as a merger/acquisition candidate; (c) effectively expose the Company to the marketplace in an effort to create an active and open auction for the Company; or (d) act independently so that the interests of public shareholders would be protected.

86. Instead, the Director Defendants have set an acquisition price for the shares of the Company stock that does not reflect the true value of the Company and without an appropriate premium.

87. While the Director Defendants of the Company should seek out other possible purchasers of the assets of PFCB or its stock in a manner designed to obtain the highest possible price for PFCB’s shareholders, or seek to enhance the value of the Company for all its current shareholders, they have instead wrongfully allowed Centerbridge to obtain the valuable assets of the Company at a bargain price, which, under the circumstances here, disproportionately benefits Centerbridge and the Director Defendants.

88. In contemplating, planning, and/or completing the foregoing specified acts and in pursuing and structuring the Agreement, the Director Defendants have failed to fulfill their fiduciary duties of due care, loyalty, good faith and complete disclosure toward Plaintiff and the Class.

89. Because the Director Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of the Company and because they are in possession of private corporate information concerning the Company’s businesses and future prospects, there exists an imbalance and disparity of knowledge between the Defendants and the public shareholders of the Company which makes it inherently unfair to the Company’s public shareholders.

90. By reason of the foregoing acts, practices, and course of conduct, the Director Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to the Company and its public shareholders.

91. As a result of the actions of the Director Defendants, Plaintiff and the Class have been and will be damaged in that they will not receive the fair value of the Company’s assets and business in exchange for their Company shares, and have been and will be prevented from obtaining a fair price for their shares of the Company common stock.

92. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class.

93. Plaintiff has no adequate remedy at law.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against PFCB

94. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

95. The Director Defendants owed to Plaintiff and members of the Class certain fiduciary duties as fully set out herein.

96. By committing the acts alleged herein, the Director Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

97. PFCB knowingly colluded in or aided and abetted the Director Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Director Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

98. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Centerbridge

99. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

100. The Director Defendants owed to Plaintiff and members of the Class certain fiduciary duties as fully set out herein.

101. By committing the acts alleged herein, the Director Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

102. PFCB knowingly colluded in or aided and abetted the Director Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Director Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

103. Centerbridge participated in the breach of the fiduciary duties by the Director Defendants for the purpose of advancing its own interests. Centerbridge will obtain both direct and indirect benefits from colluding in or aiding and abetting the Director Defendants’ breaches. Centerbridge will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

104. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

WHEREFORE, Plaintiff demands judgment as follows:

(a) Declaring that this action may be maintained as a class action;

(b) Declaring that the Proposed Acquisition is unfair, unjust, and inequitable to Plaintiff and the other members of the Class;

(c) Enjoining preliminarily and permanently the Defendants from taking any steps necessary to accomplish or implement the proposed merger of Defendant PFCB with Centerbridge at a price that is not fair and equitable;

(d) Awarding Plaintiff the costs of this action, including reasonable attorneys’, accountants’, and experts’ fees; and

(e) Granting such other and further relief as this Court may deem just and proper.

DATED:	BONNETT FAIRBOURN FRIEDMAN & BALINT, P.C.

/s/ Kimberly C. Page
ANDREW S. FRIEDMAN (AZ 005425)
afriedman@bffb.com
KIMBERLY C. PAGE (AZ 022631)
kpage@bffb.com
2901 North Central Avenue, Suite 1000
Phoenix, AZ 95012
Telephone: 602/274-1100
Facsimile: 602/274-1199

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
FRANCIS M. GREGOREK
BETSY C. MANIFOLD
RACHELE R. RICKERT
PATRICK H. MORAN
750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599

Facsimile: 619/234-4599
gregorek@whafh.com
manifold@whafh.com
rickert@whafh.com
moran@whafh.com
WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
GREGORY M. NESPOLE
MARTIN E. RESTITUYO
270 Madison Avenue
New York, NY 10016
Telephone: 212/545-4600
Facsimile: 212/545-4653
nespole@whafh.com

LAW OFFICES OF MARC S. HENZEL
MARC S. HENZEL
431 Montgomery Ave. Suite B
Merion Station, PA 19066
Telephone: 610/660-8000
Facsimile: 610/660-8080
mhenzel@henzellaw.com